FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2025

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at
31 January 2025.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 January 2025
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,058,562,229	4	32,234,248,916
Ordinary Shares of £1.0769* held in treasury	272,582,646	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	8,331,628,015		32,236,181,476

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 32,236,181,476 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	31 January 2025	By:
			Name:	Mark Stevens
			Title:	Assistant Secretary